

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 29, 2009

<u>Via U.S. Mail</u>

Robert J. Olson
Chairman of the Board, Chief Executive Officer and President
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

> **Re:** **Winnebago Industries**
> **Form 10-K for Fiscal Year Ended August 30, 2008**
> **Filed: October 29, 2008**
> **File No. 001-06403**

Dear Mr. Olson:

We have completed our review of your Form 10-K for the fiscal year ended August 30, 2008 and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor